SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of July 2016

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 28 July 2016	By	/s/ Shaun Coles
(Authorised Signatory)

Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The consolidated income statement, balance sheet and capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its 2015 Annual Report filed on Form 20-F.

Summarised consolidated income statement	H116 £m	H115 £m
Net interest income	1,773	1,783
Non-interest income [1]	671	500

Total operating income	2,444	2,283

Operating expenses before impairment losses, provisions and charges	(1,205)	(1,200)

Impairment losses on loans and advances	(63)	(57)
Provisions for other liabilities and charges	(97)	(97)

Total operating impairment losses, provisions and charges	(160)	(154)

Profit before tax	1,079	929
Tax on profit	(307)	(195)

Profit after tax for the period	772	734

Summary of segmental balance sheet assets and liabilities	30.06.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	165.5	164.8
Commercial Banking	21.6	20.9
Global Corporate Banking	6.8	5.5
Corporate Centre	7.1	7.4

Total customer loans	201.0	198.6
Other assets	98.0	82.8

Total assets	299.0	281.4

Customer deposits
Retail Banking	141.1	137.3
Commercial Banking	19.7	18.1
Global Corporate Banking	3.2	3.0
Corporate Centre	3.0	3.9

Total customer deposits	167.0	162.3
Other liabilities [2]	105.9	103.4

Total liabilities	282.9	265.7

Shareholders’ equity	16.0	15.6
Non-controlling interests	0.1	0.1

Total liabilities and equity	299.0	281.4

Summarised consolidated capital	30.06.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.8	15.6
Risk-weighted assets (RWAs)	88.4	85.8
Total capital ratio	17.9%	18.2%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Disclaimer

Santander UK plc cautions that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK plc cautions that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 300 to 320 of the Santander UK plc 2015 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK plc, Santander UK Group Holdings plc or Banco Santander SA and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.